Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of March 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: March 31, 2005


List of materials


Documents attached hereto:


i) Press release announcing that the European Commission clears proposed acquisition of Metro-Goldwyn-Mayer Inc.


FOR IMMEDIATE RELEASE


                      EUROPEAN COMMISSION CLEARS PROPOSED
                    ACQUISITION OF METRO-GOLDWYN-MAYER INC.

New York and Los Angeles, March 30, 2005 - Metro-Goldwyn-Mayer Inc. (NYSE: MGM), together with LOC Acquisition Company, a consortium comprised of Sony Corporation of America, Providence Equity Partners, Texas Pacific Group, Comcast Corporation (Nasdaq: CMCSA, CMCSK) and DLJ Merchant Banking Partners, announced today that the European Commission has unconditionally approved the previously announced agreement under which LOC Acquisition Company will acquire MGM. The European Commission declared the proposed acquisition to be compatible with the common market, pursuant to Article 6.1(b) of Council Regulation No.139/2004, without requiring any commitments from the parties.

As previously announced, the proposed acquisition received US antitrust regulatory approval when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired in December, 2004. Subject to the financing necessary to complete the proposed acquisition being consummated and the other closing conditions contained in the Agreement and Plan of Merger, the parties expect to close the transaction before mid-April.

About Metro-Goldwyn-Mayer Inc.
Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of motion pictures, television programming, home video, interactive media, music and licensed merchandise. The company owns the largest modern film library in the world, consisting of approximately 4,000 titles. Its operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Direct. In addition, MGM has ownership interests in international TV channels reaching over 115 countries. For more information, visit www.mgm.com.

About Sony Corporation of America
Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of over $72 billion for the fiscal year ended March 31, 2004, and it employs 162,000 people worldwide. Sony's consolidated sales in the U.S. for the fiscal year ended March 31, 2004 were $20.4 billion. For more information, visit www.sony.com.

About Providence Equity Partners Inc.
Providence Equity Partners Inc. is one of the world's leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 80 companies operating in over 20 countries since the firm's inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors. Significant investments include VoiceStream Wireless, Warner Music Group, PanAmSat, AT&T Canada, eircom plc, Casema, Kabel Deutschland, Language Line, F&W Publications, ProSiebenSat.1, and Bresnan Broadband Holdings. The firm has offices in Providence, New York and London. Visit www.provequity.com for additional information.

About Texas Pacific Group
Texas Pacific Group is one of the world's leading private investment firms managing over $15 billion in assets. TPG invests across a wide range of industries, and has made significant investments in branded consumer franchises (Burger King, Beringer Wines, Del Monte, Ducati), leading retailers (Petco, J.Crew, Debenhams-UK), healthcare (Oxford Health Plans, Iasis, Quintiles Transnational), technology companies (ON Semiconductor, MEMC, Seagate), and airlines (Continental, America West), among others. The firm is based in Fort Worth, Texas, and has additional offices in San Francisco and London.

About Comcast
Comcast Corporation (Nasdaq: CMCSA, CMCSK) (http://www.comcast.com) is the nation's leading provider of cable, entertainment and communications products and services. With 21.5 million cable customers and 7 million high-speed Internet customers, Comcast is principally involved in the development, management and operation of broadband cable networks and in the delivery of programming content.

The Company's content networks and investments include E! Entertainment Television, Style Network, The Golf Channel, Outdoor Life Network, G4, AZN Television, TV One and four Comcast SportsNets. The Company also has a majority ownership in Comcast-Spectacor, whose major holdings include the Philadelphia Flyers NHL hockey team, the Philadelphia 76ers NBA basketball team and two large multipurpose arenas in Philadelphia.

About DLJ Merchant Banking Partners
DLJ Merchant Banking Partners is a leading private equity investor that has a 20-year record of investing in leveraged buyouts and related transactions across a broad range of industries. Since 1985, DLJMB has invested more than $9 billion in more than 140 portfolio companies. DLJMB is the largest business within CSFB's Alternative Capital Division ("ACD"), CSFB's dedicated alternative asset platform. ACD is one of the industry's leading alternative asset managers, with more than $38 billion of assets under management, including $21 billion of private equity assets across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, and more than $17 billion of other alternative assets through its hedge fund (both direct and fund of funds), leveraged loan and CDO investment programs.

FORWARD-LOOKING STATEMENTS
This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such forward-looking statements reflect Metro-Goldwyn-Mayer Inc.'s ("MGM"), Sony Corporation's ("Sony") and Comcast Corporation's ("Comcast") current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that: (1) the consortium and MGM may be unable to obtain the stockholder or regulatory approvals required to complete the transaction; (2) problems may arise in successfully integrating the businesses; (3) the acquisition may involve unexpected costs; (4) the consortium may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the new company may be subject to future regulatory or legislative action. For a further discussion of these and other risks, uncertainties, assumptions and other factors, see MGM's, Sony's and Comcast's filings with the Securities and Exchange Commission. None of MGM, Sony or Comcast undertakes any duty to update forward-looking statements.

Contacts:

Metro-Goldwyn-Mayer Inc.
Paige Taylor
310-449-3660

Sony Corporation of America
Ann Morfogen (media)
212-833-6873

Mack Araki (media)
212-833-6821

Sony Pictures Entertainment
Susan Tick (media)
310-244-6777

Comcast Corporation
Tim Fitzpatrick (media)
215-981-8582

Providence Equity Partners Inc.
Andrew Cole (media)
212-687-8080

Texas Pacific Group
Owen Blicksilver (media)
516-742-5950

DLJ Merchant Banking Partners
John Gallagher (media)
212-325-0932
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